Liquid Media Group and Eluvio to launch iNDIEFLIX Film on Blockchain featuring NFT Collection

Los Angeles, CA – January 21, 2022 – Liquid Media Group (“the Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) is proud to present iNDIEFLIX’s original documentary ANGST, with one of the first-ever screenings hosted exclusively on the blockchain for ten days starting at noon PT today, the 21st of January (https://live.eluv.io/indieflix). Designed to raise awareness and open up the conversation around anxiety, this streaming event will benefit notable mental health advocacy organizations, with 50% of proceeds benefiting Jack.org, Lady Gaga's Born This Way Foundation and the iNDIEFLIX Foundation.

This event represents the first online public access to ANGST, previously shown only in community screenings that have benefited over two million people worldwide. The California Government recently adopted ANGST as part of the statewide education curriculum, incorporating the film and resources developed by iNDIEFLIX to address the growing mental health crisis in young people. Blockchain streaming is a natural extension of the iNDIEFLIX mission, bringing this hopeful and inspiring film to audiences worldwide, supporting engagement and discussion on the iNDIEFLIX Discord channel, and raising funds for three grassroots charities with youth mental health and suicide prevention.

Available to stream from January 21st - 31st, viewers can register for the event online by setting up their secure and easy-to-use digital wallet to claim their community NFTs for social good. This wallet serves as a digital vault and enables collectors to donate via credit cards or cryptocurrencies, claim free community NFTs, and purchase the exclusive ANGST NFT. For the entire experience, join the iNDIEFLIX Discord to participate in the conversation, connect with the filmmakers in community, and more.

“iNDIEFLIX’s passion has always been focused on using the platform of edutainment for social good. It is exceptionally fitting that our film Angst - which brings equitable vital mental health support for educators, students, and their families - should be the film to lead the way for new technology to be used not only to spread the message of the film to a wider audience but also to create new fundraising opportunities,” says ANGST Producer and iNDIEFLIX CEO Scilla Andreen.

One of the first-ever screenings to use blockchain technology and incorporate NFTs for social good, iNDIEFLIX will be dropping an NFT collection focused on the conversation around mental health to coincide with the streaming event and all containing streamable video assets created along with the ANGST film. The collection includes Revelation (to normalize and address our Most Common Fears), claimable upon registration with a film preview, ANGST (donate to receive the ‘why we made this exclusive video with the film directors, two activities from the creative coping toolkit, and a digital poster), Action (Tips & Tricks so you can hack your brain to create calm including video), and Change, a special thank you that will be airdropped to the community following the event.

The process of claiming a free NFT is as easy as creating an Eluvio wallet from the event page https://live.eluv.io/indieflix.  Starting noon Pacific Time Friday, January 21 through Sunday, January 31, users can screen the film directly on this site. Within the screening, users are offered the second Action NFT and purchase the entire film NFT ANGST. Ron Thomson, CEO of Liquid Group, states, “Liquid stands firmly in support of the work that iNDIEFLIX is creating. We are excited that this event is bringing powerful content to global audiences while demonstrating, via our partnership with Eluvio, how Liquid can assist Independent film and TV producers with approachable applications of blockchain technology, including tokenization and NFTs.”

Adds Eluvio co-founder and CEO Michelle Munson, “NFTs are built around communities, so we are delighted to provide our first series in a collection specifically focused on the conversation of mental health and minting some of the key supporting assets on the blockchain.”

Included in the Liquid Media Group programming around the screening will be the panel “Blockchain Media For Social Good - Featuring the iNDIEFLIX film Angst.” Panelists include Ron Thomson – Liquid Media Group CEO, Scilla Andreen - iNDIEFLIX founder and CEO, and Michelle Munson - Eluvio co-founder and CEO moderated by Deadline’s Dade Hayes, which will be exclusively screened on Deadline on January 21st.

This screening is the first as part of the Liquid/Eluvio Blockchain Framework currently in development, designed to further deliver on Liquid’s mission to empower filmmakers in analyzing, financing, monetizing, and distributing their content.

About iNDIEFLIX

iNDIEFLIX Group Inc is a global 'edutainment' streaming service that creates, promotes, and supports social impact films to make positive change in the world. iNDIEFLIX is part of the Liquid Media Family of companies.

Additional information is available at www.iNDIEFLIX.com

About Eluvio

Eluvio is transforming the management, distribution, and economics of premium digital content. The Eluvio Content Fabric is a utility blockchain network for owner-controlled storage, distribution, and monetization of digital content at scale. It provides live and file-based content publishing, transcoding, packaging, sequencing, and dynamic and static distribution, and minting of derivative NFTs for all ranges of content experiences. Customers of Eluvio include FOX, MGM Studios, SONY Pictures, and others. Eluvio LIVE, powered by the Eluvio Content Fabric, provides ticketed streaming events and media marketplaces from global artists including the Black Eyed Peas, Rita Ora, and others. Eluvio is led by Emmy Award-winning technologists, Michelle Munson and Serban Simu, founders and inventors of Aspera, a pioneer in digital video transport technology that was acquired by IBM, and a core team of innovators. Based in Berkeley, California, Eluvio has received numerous industry awards including the prestigious 2020 Engineering Excellence Award by the Hollywood Professional Association. https://live.eluv.io

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co

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